

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Via E-mail
Juanming Fang
Chief Executive Officer
Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000

Re: **Emo Capital Corp.**
Form 10-K for the Fiscal Year Ended July 31, 2014
Filed October 16, 2014
File No. 000-54291

Dear Mr. Fang:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that the July 31, 2013 financial statement information was audited by another auditor; however, the audit opinion has not been included in your Form 10-K. Please amend your Form 10-K to include the predecessor's audit report that covers the July 31, 2013 financial information.

2.   We note the audit report refers to auditing standards generally accepted in the United States of America. Please revise to obtain an audit that is based on auditing standards established by the PCAOB to comply with Rule 2-02 of Regulation S-X and the interpretive guidance in SEC Release 34-49708.

3.   We note your disclosure in Note 1 that "the financial statements have been prepared on a going concern basis" and that the financial performance of the Company raises "substantial doubt about the Company's ability to continue as a going concern"; however, the audit report does not include a going concern explanatory paragraph. Please tell us how your auditors considered the guidance in AU Section 341 in evaluating whether there was substantial doubt about your ability to continue as a going concern and the basis for their conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eiko Yaoita Pyles at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief